EXHIBIT C

Fund Names

Name of Series	Date Added

Buffalo Balanced Fund, Inc.	April 25, 2003

Buffalo High Yield Fund, Inc.	April 25, 2003

Buffalo Large Cap Fund, Inc.	April 25, 2003

Buffalo Mid Cap Fund (a series of Buffalo Funds)	April 25, 2003

Buffalo Science & Technology Fund (a series of Buffalo Funds)	April 25, 2003

Buffalo Small Cap Fund, Inc.	April 25, 2003

Buffalo USA Global Fund, Inc.	April 25, 2003

Buffalo Micro Cap Fund (a series of Buffalo Funds)	May 20, 2004

U.S Bank National Association
Domestic Custody Fee Schedule

Fees for Custodian Services are to be paid by U.S. Bancorp Fund Services, LLC (“USBFS”) pursuant to Exhibit G of the Master Services Agreement, dated April 25, 2003, by and between USBFS and Kornitzer Capital Management, Inc. Exhibit G of that Agreement is hereby incorporated by reference.